SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	Form 10-KSB	Form 11-K	Form 20-F	Form 10-QSB
Form N-SAR	Form N-CSR

        For Period Ended: December 31, 2005

Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	INCENTRA SOLUTIONS, INC.

Former name if applicable

Address of principal executive office (Street and number)
1140 Pearl Street

City, state and zip code	Boulder, Colorado 80302

Part II

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

     State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

      We were unable to file our Annual Report on Form 10-KSB within the prescribed time period without unreasonable effort or expense because we had not yet finalized the purchase price allocations relating to our acquisitions of Incentra of CA, Inc. (formerly known as Star Solutions of Delaware, Inc.), a Delaware corporation, and PWI Technologies, Inc., a Washington corporation, which occurred during the year ended December 31, 2005.

      As a result of the foregoing, our Annual Report on Form 10-KSB for the year ended December 31, 2005 will be filed on or before April 17, 2006, which is within the extension period provided under Rule 12b-25.

Part IV

(1)	Name and telephone number of person to contact in regard to this notification.

	Eric M. Hellige	(212) 421-4100

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

Yes	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes	No

      During the year ended December 31, 2005, we acquired Incentra of CA, Inc. (formerly known as Star Solutions of Delaware, Inc.), a Delaware corporation, and PWI Technologies, Inc., a Washington corporation. As a result these acquisitions, we anticipate a significant change in our total revenue and results of operations for the year ended December 31, 2005 as compared to the year ended December 31, 2004.

      Primarily as a result of the additional revenues from the acquired businesses, our total revenue for the year ended December 31, 2005 of $50.8 million reflected an increase of $37.5 million, or approximately 283%, as compared to total revenue of $13.3 million for the year ended December 31, 2004. Pro forma revenue (which gives effect to such acquisitions as if they had occurred at the beginning of the periods reported) for the year ended December 31, 2005 increased to $61.3 million as compared to $56.5 million for the year ended December 31, 2004.

     Primarily as a result of a loss for impairment of the goodwill related to our acquisition of Incentra of CA, Inc., our loss from operations increased by $4.3 million, from $7.7 million in 2004 to $12.0 million in 2005. On a pro forma basis, our operating loss increased by $3 million, from $8.9 million for the year ended December 31, 2004 to $11.9 million for the year ended December 31, 2005.

     INCENTRA SOLUTIONS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2006	By:	/s/ Thomas P. Sweeney III

Name: Thomas P. Sweeney III
Title: Chief Executive Officer